Lowenstein Sandler PC
1251 Avenue of the Americas
New York, New York 10020
November 10, 2009
VIA EDGAR AND OVERNIGHT COURIER
Ms. Amanda Ravitz
Branch Chief — Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cambium Learning Group, Inc. (f/k/a Cambium-Voyager Holdings, Inc.) Amendment No. 2 to Registration Statement on Form S-4 Filed October 30, 2009 File No. 333-161075
Dear Ms. Ravitz:
On behalf of Cambium Learning Group, Inc. (formerly known as Cambium-Voyager Holdings, Inc.) (“Holdings”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form S-4 (the “Registration Statement”), as amended by Amendment No. 1 thereto filed with the Commission on October 9, 2009 and Amendment No. 2 thereto filed with the Commission on October 30, 2009 (“Amendment No. 2”), relating to, among other things, the registration of shares of Holdings common stock issuable to stockholders of Voyager Learning Company (“Voyager”) in connection with the proposed merger of Voyager with a newly formed, wholly owned subsidiary of Holdings, and the proposed merger of VSS-Cambium Holdings II Corp. (“Cambium”) with another newly formed, wholly owned subsidiary of Holdings, with Voyager and Cambium each thereupon becoming a wholly owned subsidiary of Holdings. The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter (the “Comment Letter”) dated November 6, 2009, and to reflect other updating changes. In connection with this letter and the filing of Amendment No. 3, we are sending to the Commission, by courier, three (3) clean courtesy copies of Amendment No. 3 and three (3) marked courtesy copies of Amendment No. 3 reflecting changes from Amendment No. 2.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by Voyager and Cambium and their respective advisors. Unless otherwise specified, all page numbers referenced in our responses refer to the marked copy of Amendment No. 3 (as distinguished from page references in the Staff’s comments, which refer to the page numbers of Amendment No. 2).
Proxy Statement/Prospectus
Risk Factors, page 31
Upon completion of the mergers, Voyager will be part of a company, page 38
1.	Please revise further to quantify the debt that Holdings will have.
Response 1: We have revised the Risk Factor disclosure on page 39 of Amendment No. 3 as requested.
The Mergers, page 53
Cambium’s and Holdings’ Reasons for the Merger, page 74
2.	Revise the fifteenth bullet point on page 75, and elsewhere when you discuss synergies, to quantify the expected costs savings considered by the board and its advisors.
Response 2: We have revised the disclosure in the fifteenth bullet point on page 76, and also on page(s) 33, 43 and 79, of Amendment No. 3 as requested.
Opinions of Voyager’s Financial Advisors; Fairness Opinion, page 81
3.	Please file as an exhibit to the registration statement Allen & Company’s consent to the use of its opinion in the proxy statement/prospectus.
Response 3: Allen & Company’s consent to the use of its opinion in the proxy statement/prospectus has been filed as Exhibit 99.5 to Amendment No. 3.
4.	Refer to subparagraph (vi) on page 81. Please revise to disclose the material substance of the management projections considered by Allen & Company in preparing its analysis. If Houlihan Smith used any projections, please disclose those as well.
Response 4: Allen & Company reviewed and analyzed the projections solely of (a) Voyager’s financial performance for the year ending December 31, 2009, provided to Allen & Company by the management of Voyager, and (b) Cambium’s financial performance for the year ending December 31, 2009 provided to Allen & Company by VSS (the “2009 Cambium projections”). We have revised subparagraphs (vi) and (vii) on page 81 of Amendment No. 2 accordingly. Based on a discussion with the Staff, we have further revised the disclosure to set forth only the 2009 Cambium projections used by Allen & Company in its analyses in rendering its fairness opinion. Please see pages 83 and 84 of Amendment No. 3.
Voyager provided Houlihan Smith with various financial projections for Holdings prepared by Voyager’s management that were used by Houlihan Smith for the purpose of preparing the analyses used in rendering Houlihan Smith’s solvency opinion. The projections for Holdings for the years ending December 31, 2009, 2010, 2011 and 2012, respectively, provided to and used by Houlihan Smith have been included in the Registration Statement as the “Base Case” financial measures in various tables under the heading “Solvency Opinion.” Please see pages 92, 97 and 99 of Amendment No. 3.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

5.	Please revise to remove Item (xvii) listed at the top of page 82 as the list of factors considered by Allen & Company should not include a catch-all. Additionally please revise the first sentence of the carryover paragraph starting on page 82. If there were other material financial analyses, comparative analyses or investigations, name them. If not, revise to clarify that you have discussed all the material financial analyses, comparative analyses and investigations.
Response 5: We have removed Item (xvii) from the list of factors considered by Allen & Company. Please see page 84 of Amendment No. 3. We have revised the first sentence of the carryover paragraph starting on page 82 of Amendment No. 2 to clarify that all the material financial analyses, comparative analyses and investigations have been discussed. Please see page 85 of Amendment No. 3.
Valuation Methods and Analyses, page 83
6.	We note the first sentence of the fourth paragraph of this section. Please revise your disclosure to include what other financial measures Allen & Company analyzed in order to determine the value of Holdings common stock.
Response 6: We have revised the fourth paragraph of the “Valuation Methods and Analyses” section of the proxy statement/prospectus to clarify the other financial measures Allen & Company analyzed in order to determine the value of Holdings common stock. Please see page 86 of Amendment No. 3.
Publicly-Traded Education Comparables, page 84
7.	We note your response to our prior comment 22. Please advise as to where Voyager fell within the enterprise value, revenue and EBITDA calculations for the publicly-traded education companies. Additionally, please advise as to why

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

Voyager’s position within these ranges determined a net income range of 8.0x to 14.0x and why the net income range was set below and at the low end of the multiples of net income for the publicly-traded education comparable companies.
Response 7: As discussed in this section, the selected publicly-traded education companies had enterprise values ranging from $36 million to $1.2 billion, and revenue and EBITDA for the comparable companies for the last twelve months were $47 million to $1.9 billion and $3 million to $208 million, respectively. Based on the analysis of the merger consideration as described in the “Valuation of the Merger Consideration” section of the Registration Statement, the implied enterprise value for Voyager was $94 million to $140 million, which fell within the range of enterprise values for the comparable publicly-traded education companies. Additionally, Voyager’s last twelve months revenue and EBITDA of $102 million and $13 million, respectively, also fell within the range of the financial results for the comparable publicly-traded education companies. However, although Voyager’s revenue, EBITDA and enterprise value fell within the range of the comparable companies, its relative size as compared to the comparable companies was not the basis for the cash net income multiple range of 8.0x — 14.0x and was therefore not considered material for disclosure purposes. Allen & Company determined that this multiple range of cash net income for the combined company was appropriate and conservative for valuation purposes based on several factors:
•	Voyager’s share price at the time the presentation was delivered to the board was $2.30, implying a 2009 cash net income multiple of 8.8x and an LTM multiple of 15.2x (as of March 31, 2009).

•	Cambium had no trading history.

•	The range of cash net income multiples for comparable companies was between 10.7x and 34.9x with a mean of 20.0x and a median of 20.2x.

•	The broad equity markets demonstrated significant volatility over the past year. Given these market conditions, the multiple range reflected a potential for multiple contraction.
Based on the factors listed above, Allen & Company selected a range of 8.0x — 14.0x cash net income which was within or below the range of comparable company multiples and consistent with Voyager’s standalone trading multiples. Allen & Company believed it was important to demonstrate that the transaction was fair from a financial point of view using conservative assumptions for the future trading value of Holdings. To the extent that the Holdings multiple expands beyond the determined range, it would imply additional value for Voyager shareholders.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

Comparable Company Premiums Analysis, page 86
8.	Please revise the last paragraph of this section to provide a similar table to the table set forth above this paragraph in order to compare the range of merger consideration per share to the implied standalone trading values for Voyager at the same multiples.
Response 8: We have revised the last paragraph of the “Comparable Company Premiums Analysis” section of the Registration Statement to provide a similar table to the table set forth above the last paragraph in order to compare the range of merger consideration per share to the implied standalone trading values for Voyager at the same multiples. Please see page 89 of Amendment No. 3.
Solvency Opinion, page 87
9.	Please revise the first sentence of the fourth paragraph of this section to disclose the “other information” Houlihan Smith discussed or reviewed.
Response 9: We have revised the first sentence of the fourth paragraph by specifying the other information Houlihan Smith reviewed. Please see page 91 of Amendment No. 3.
10.	Please revise the fifth paragraph of this section to discuss the basis for Houlihan Smith’s low case and high case values and what the low case, base case and high case values are.
Response 10: We have revised the fifth paragraph as requested by the Staff, by describing the sensitivity analysis performed by Houlihan Smith with respect to the financial projections described in our response to Comment 4. Specifically, Houlihan Smith performed sensitivity analyses on the cash flows of Holdings and analyzed the underlying assumptions of the pro forma projections by considering high case, base case, and low case scenarios for the pro forma projected cash flows. The base case financial projections represent Voyager management’s projections for Holdings. The low case financial projections adjust the base case projections downward assuming both projected revenue growth and profit margins are lower than in the base case. The high case financial projections adjust base case financial projections upward assuming both projected revenue growth and profit margins are higher than in the base case. The financial projections for each scenario applied in Houlihan Smith’s analysis are also set forth in this section. Please see pages 91, 92, 96, 97, 98 and 99 of Amendment No. 3.
Balance Sheet Test, page 88
11.	Your disclosure states that the balance sheet test “requires an analysis of Holdings’ enterprise value as a going concern” and concludes on page 92 by

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

stating that “Holdings passed the balance sheet test” but does not explain why. Please revise to provide information about why the numbers derived from the various methodologies showed that Holdings had passed the balance sheet test.
Response 11: We have revised the disclosure as requested by the Staff, by adding language to clarify that the balance sheet test is passed if a company has excess or positive capital after adding back cash and deducting interest bearing debt from a company’s enterprise value. As is now disclosed, Houlihan Smith determined, assuming that the mergers will be completed as proposed, on a pro forma basis, after and giving effect to the mergers, that Holdings passed the balance sheet test because the balance sheet test yielded a positive value for the excess capital in each case (low, base and high) analyzed. We also have included a table of the values derived in the balance sheet test. Please see page 98 of Amendment No. 3.
12.	Please revise the last sentence of the first paragraph of this section to disclose what methodologies other than the discounted cash flow analysis, analysis of trading multiples for selected public companies and analysis of companies involved in merger and acquisition transactions that Houlihan Smith used to determine the Present Fair Saleable Value and Fair Value of Holdings.
Response 12: We have revised the last sentence of the first paragraph to clarify that Houlihan Smith did not apply methodologies other than the specified discounted cash flow analysis, analysis of trading multiples for selected public companies and analysis of companies involved in merger and acquisition transactions, to determine the Present Fair Saleable Value and Fair Value of Holdings. Please see pages 92 and 93 of Amendment No. 3.
13.	Please disclose the criteria for guideline public companies. Please also advise as to whether any other companies fit within this criteria but were not analyzed, and if so, why not.
Response 13: We have revised the disclosure to specify the search criteria used by Houlihan Smith for identifying the guideline public companies, and also stated that all companies which met this criteria were included as guideline public companies, without exception. Please see page 93 of Amendment No. 3.
14.	Please revise the second full paragraph on page 90 to disclose the criteria used by Houlihan Smith to determine the comparable merger and acquisition transactions. Please also advise as to whether any other transactions fit within this criteria but were not analyzed, and if so, why not.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

Response 14: We have revised the disclosure as requested by the Staff, to specify the criteria used by Houlihan Smith to determine comparable merger and acquisition transactions, and also stated that all of the identified transactions were included in the analysis, without exception. Please see pages 94 and 95 of Amendment No. 3.
15.	Please revise your disclosure to define the projected period under the discount cash flow method.
Response 15: We have revised the disclosure to clarify that the projected period is defined as the four year period beginning as of the consummation of the mergers. Please see page 92 of Amendment No. 3.
16.	Please advise as to what the anticipated synergies are related to “Other Cost of Sale,” “Curriculum & Evaluation” and “Selling, General & Administration.”
Response 16: We have revised the disclosure to state the amount of the expected annual cost savings. Please see pages 95 and 96 of Amendment No. 3.
17.	Please define who the peer group for Holdings is that was used by Houlihan Smith to determine the reasonable of the financial projections for Holdings.
Response 17: We have revised the disclosure to clarify that the reasonableness of the Holdings projections provided by Voyager management were compared against the guideline public companies, not a peer group. Please see page 96 of Amendment No. 3.
Capital Adequacy and Cash Flow Tests, page 92
18.	We note the last sentence of the third paragraph of this section. Please advise as to the extensive sensitivity analysis that Houlihan Smith used to determine the “safety margin” and what is meant by the “safety margin.” What were the results of this extensive sensitivity analysis?
Response 18: We have revised the third paragraph of this section to clarify the sensitivity analysis performed by Houlihan Smith, and by adding a definition of “safety margin”. We also have included tables showing the values of the cash flow and capital adequacy tests, which depict the results of the sensitivity analysis. We have added disclosure stating the results of the sensitivity analysis. Please see pages 98 and 99 of Amendment No. 3.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 150
Note 4. Pro Forma Adjustments, page 160
19.	We note your response to our prior comment number 36 in which the Company explains why it does not believe the downward purchase accounting adjustments to goodwill and other intangible assets represent indications of additional impairment in these assets that existed at June 30, 2009. Please revise the disclosures included in footnotes (G) and (H) to include the information provided in your supplemental response to our prior comment.
Response 19: The information requested by the Staff has been added to footnotes G and H. Please see page 167 of Amendment No. 3.
20.	We note from your response to our prior comment number 36 that an impairment charge is likely to be recognized in the third quarter. Reference is made to Comment #3 of Voyager’s letter dated July 16, 2009, in response to our letter dated June 29, 2009. Supplementally advise us whether the anticipated impairment is attributed to any of the factors identified in that letter, such as the adverse developments in the education funding environment and explain the specific timing of any of these adverse developments. We may have further comment upon reviewing your response.
Response 20: Subsequent to Voyager’s letter dated July 16, 2009, Voyager management has been performing quarterly goodwill impairment tests to assess the continuing impact of the adverse developments in the education funding environment. Additionally, the merger agreement was announced on June 20, 2009 and this planned business combination was considered by Voyager to be a triggering event requiring ongoing goodwill impairment review. While the adverse developments in the education funding environment have continued to affect Voyager’s business, the effects have been consistent with Voyager management’s expectations. At December 31, 2008, Voyager management determined the fair market value of Voyager for step one of the goodwill impairment test using an income approach. The signing of the merger agreement in the second quarter enabled Voyager to use a fair market value calculated using the terms of the agreement, which resulted in a fair market value less than Voyager’s net assets, requiring Voyager to perform the second step of the analysis. As a result, an impairment charge of $22.0 million was recognized in the second quarter of 2009.
The third quarter is consistently one of Voyager’s strongest quarters due to the seasonal nature of education purchases. Voyager’s net assets increased as of September 30, 2009 compared to June 30, 2009, as a result of this seasonal improvement in business performance. Since the net assets increased, but the terms of the merger agreement are fixed, causing the estimated purchase price to remain constant, Voyager’s net assets were greater than the estimated fair market value at September 30, 2009, requiring Voyager to perform the second step of the analysis. An impairment charge of $5.2 million was recognized in the third quarter of 2009 as a result of the transaction factors just described.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

21.	We note the changes to footnote (1) that have been made in response to our prior comment number 35. Please explain why the total amount of the change in control and related severance and other benefit payments aggregating $5,458 per the table in the first paragraph on page 162 is less than the total payments described on page 17 of the proxy statement under the heading “Interests of Certain Persons in the Merger” of approximately $8.2 million. Please reconcile and revise these amounts as appropriate.
Response 21: Two reconciling items account for the differences between the total amount of the change in control and the related severance and other benefit payments set forth in the table in footnote (J) compared to the amounts described under the heading “Interests of Certain Persons in the Mergers.”
First, footnote (J) does not include the $3.0 million estimated maximum potential amount of payments to be placed in escrow to satisfy any potential 280G tax gross-up obligations to Mr. Surratt. We believe there is only a remote chance that this obligation will be triggered and expect the funds in escrow, net of an excess limitation of $1.1 million, to be available for the CVR. To assist readers with an understanding of the full potential impact of these agreements, we have adjusted the table in footnote (J) to include the $3.0 million potential payout, and have included a corresponding reduction of $3.0 million for purposes of calculating the pro forma adjustment. Please see page 168 of Amendment No. 3.
Second, the items disclosed under the heading “Interests of Certain Persons in the Mergers” properly included only current employees of Voyager. The amounts included in footnote (J) also include a change in control bonus of $0.3 million for Mr. David Cappellucci of Cambium Learning.
22.	We note the changes that have been made to footnote (R) in response to our prior comment number 39. However, based upon the revised disclosures and the fair values assigned to customer relationships and tradenames and trademarks as

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

disclosed in Note 3, it appears that the amortization of customer relationships should be $540 and $270 for the year ended December 31, 2008 and the six months ended June 30, 2009 and amortization of tradenames and trademarks should be $266 and $133 for these periods, respectively. Please advise or revise as appropriate.
Response 22: The associated amortization expense adjustment calculations for customer relationships and tradenames/trademarks were inadvertently placed with the incorrect row labels. This has been corrected. Please see page 172 of Amendment No. 3.
23.	We note the disclosures that have been added to footnote (N) on pages 163 and 164 in response to our prior comment number 40. Please revise footnote (N) to explain how the “expected maximum number of shares” that could be exercisable under the warrant of 894,460 shares was calculated or determined. Also, based on the disclosures that have been added on page 3 of the proxy statement, we now note certain inconsistencies between the disclosures included on page 3 and in Note N on pages 163 and 164. Please reconcile and revise the discussion in these two sections of the proxy statement for consistency. Furthermore, please clarify in Note N how the purchase price allocation for the merger will be impacted if the liability recognized for the warrant exceeds the $262 assumed for purposes of the pro forma balance sheet presentation.
Response 23: Footnote (N) has been revised to ensure that the disclosures conform to those on page 3 of the proxy statement/prospectus and to explain how the “expected maximum number of shares” that could be exercisable under the warrant of 894,460 shares was determined. Additionally, the table in footnote (N) has been revised to illustrate the impact of changes in the number of shares exercisable under the warrant on the fair value of the liability using shares exercisable under the warrant for (1) the pro forma presentation; (2) the “Base Amount” as defined on page 3 and also now in footnote (N); and (3) the “Likely Maximum Amount” as defined on page 3 and also now in footnote (N). Please see page 170 of Amendment No. 3.
Since any consideration associated with the warrants benefits the stockholder of Cambium rather than Voyager’s stockholders, and Cambium is the accounting acquirer, the purchase price allocation does not include any value for the warrants. The initial accounting entry to record the fair value of the warrant will be to set up a liability with an offset to expense. Accordingly, adjustment (N) to the pro forma condensed consolidated balance sheet reflects the increase to the liability with an offset to accumulated deficit. The initial recording of the warrant liability is considered a non-recurring direct cost of the transaction.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

24.	Refer to footnote (W) — We note your response to our prior comment number 42 and the disclosures that have been added to footnote (W) in response to our prior comment. However, based on your response and your revised disclosures, we now require further clarification. In this regard, if Voyager is recognizing commission expense based on the actual or lower rate that is effective during the quarter, rather than the higher rate expected for the year, as your response and your revised disclosures imply, please explain why adjustment (W) to the pro forma statement of income for the six months ended June 30, 2009 is decreasing selling and administrative expense for the six months ended June 30, 2009 rather than increasing it to conform Voyager’s expense recognition policy to Cambium’s.
Response 24: In the unaudited pro forma condensed combined statement of operations, expenses are presented as negative numbers. We respectfully note that adjustment (W) is also a negative number, thereby increasing commission expense.
25.	We note your response to our prior comment number 43 and the disclosures that have been added to footnote (Y) in response to our prior comment. However, based on the revised disclosures included in the last paragraph on page 169, which indicates that adjustment (Y) includes (1) estimated annual stock-based compensation expense of $1.1 million for the executives described in footnote (Y) and (2) an increase in Mr. Cappellucci’s annual salary of $.2 million, we are unclear as to how the adjustments to the pro forma statements of operations for 2008 and the six months ended June 30, 2009 of $1,122 and $561, respectively were calculated or determined. Please advise or revise as appropriate.
Response 25: Footnote (Y) should have stated that the estimated additional annual expense associated with the employment agreements included (1) estimated annual stock-based compensation expense of $0.9 million and (2) an increase in Mr. Cappellucci’s annual salary of $0.2 million. The disclosure has been revised and with the inclusion of the $0.9 million and $0.2 million now reconciles to the adjustment. Please see page 175 of Amendment No. 3.
Management’s Discussion and Analysis of Financial Condition and Results of Operations for Cambium, page 207
Matters Relating to the Mergers, page 217
26.	We note the disclosure that has been added on page 217 in response to our prior comment number 43. Please revise the discussion of the stock option grants to be made in connection with the merger agreement to include a discussion of the aggregate amount of expense that the Company expects to recognize in connection with the stock option grants and the period over which this expense will be recognized as well as the estimated annual amount of expense that the Company expects to recognize as a result of the grants.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

Response 26: We have revised the disclosure on page 223 of Amendment No. 3 as requested by the Staff, by including the expense recognition amounts.
Results of Operations, page 218
27.	We note your response to our prior comment number 55 and the disclosures that have been added to MD&A in response to our prior comment. Please consider revising the tables provided in MD&A to include a break-out of the revenues and expenses by segment.
Response 27: We have revised the tables in the MD&A to include a break-out of the revenues and certain expenses by segment as requested by the Staff. Please see the tables on pages 225 and 226 of Amendment No. 3.
Cambium Learning Group, Inc. Financial Statements
Note C — Acquisitions, page F-22
28.	We note from your response to our prior comment number 47 that the Company has separately submitted responsive materials to the staff. However, please note that all materials, including draft responses to comments that are submitted separately to the staff should be included in the Company’s response as filed via EDGAR. Accordingly, we are reissuing our prior comment 47. Please note that your response as filed via EDGAR should be submitted in the same level of detail as the Company’s prior draft response that was provided to the staff.
Response 28: After discussing this matter further with the Staff, we believe that it is important for us to make clear the nature of the indemnity escrow. To assist in this regard, we have enclosed with this submission a copy of the executed escrow agreement. Exhibit A to the escrow agreement, in turn, sets forth the relevant pages from the underlying stock purchase agreement, which contain the indemnity provisions pursuant to which claims against the escrow may be asserted.
As is customary in acquisition transactions, the indemnity escrow was established in order to assure the buyer that there would be funds to satisfy any indemnity claims. The buyer would be entitled to assert an indemnity claim if the seller had, as of closing, breached any of the representations or warranties contained in the stock purchase agreement. Each of the representations or warranties contained in the stock purchase agreement were made as of the date of the stock purchase agreement and, again, as of the closing date. Please refer to section 7.2(a) of the stock purchase agreement. The representations and warranties also are either current or backward-looking; they are not forward-looking. Thus, the representations and warranties focus on current or past events, and not future events.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

Under the terms of the escrow agreement, the escrow funds were to be automatically released to the sellers on May 30, 2008, unless the target company’s 2007 audited financial statements were available before May 1, 2008, in which case, the funds would be released 30 days after the financial statements were available, but in no event before April 12, 2008. However, if a claim for a breach of a representation or warranty — which would be a claim as to a historical event — were pending at the time of the release, then, an amount equal to the claim would be retained in the escrow pending resolution of the claim. Please refer to section 4 of the escrow agreement.
As disclosed in Amendment No. 1 to the Registration Statement, on or about April 26, 2008, Cambium commenced an internal investigation into potential financial irregularities. It was determined that an accounting department employee had embezzled several million dollars from the company. Promptly after discovery of the embezzlement, in early May, 2008, Cambium’s current owner notified the former owners of the discovery and asserted an indemnity claim under the stock purchase agreement with respect to this financial defalcation. The claim was based on a breach of several representations and warranties made by the former owners in the stock purchase agreement. On or about July 20, 2008, following settlement negotiations, the parties reached an agreement which involved the payment of approximately $30 million by the former owners to the current owners. A portion of this payment was funded by releasing $20 million from the indemnity escrow fund.
Paragraphs 25, 26 and 27 of SFAS No. 141 address contingent consideration. The term contingent consideration is not defined in SFAS No. 141. In common transactional usage, contingent consideration refers to “a payment that is contingent on a particular factor or factors occurring. The concept is often used in relation to earn-out agreements.” A Dictionary of Business and Management. 2006, Encyclopedia.com. 26 Oct. 2009. Other than this definition, our research did not reveal an objective, authoritative definition of “contingent consideration”. However, all of our research did refer to or explain contingent consideration in the context of earn-outs or other performance-based metrics. We can provide several samples of these references if that would be helpful to the Staff. These references are consistent with the concept of a contingency, in which the payment of an earn-out is dependent on the occurrence or non-occurrence of future events.
The focus on future events is also found in the definition of “contingency” under Statement 5. Paragraph 1 of Statement 5 defines contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain...or loss...to an entity that will ultimately be resolved when one or more future events occur or fail to occur.” We observe that this definition was the predecessor concept to contingent consideration before the promulgation of SFAS No. 141(R)

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

Our research also revealed an on-point discussion in the accounting literature which supports the Registrant’s position, that an indemnity escrow is generally not contingent in nature.
6.30 In the absence of evidence to the contrary, representations and warranties provided in the business combination agreement are assumed to be accurate, and release of the consideration from escrow is therefore determined to be beyond a reasonable doubt. Accordingly, inclusion of amounts in escrow in the total consideration transferred as of the acquisition date is generally considered appropriate. Each escrow arrangement must, however, be evaluated individually.
Accounting for Business Combinations and Related Topics: A Roadmap to Applying FASB Statements 141(R), 142, and 160, published by the Accounting Standards and Communications Group of Deloitte & Touche LLP, January 2009, p. 86.
The registrant’s position also is supported by logic, and, we believe, by widespread practice in the industry. When reporting purchase price as of the closing date, it would seem appropriate to only include amounts that are certain or sufficiently known at that time. Amounts that are not certain or sufficiently known, such as future contingent payments, would be appropriately excluded from the purchase price, because they distort the amount of consideration transferred at closing. As noted above, representations and warranties are assumed to be accurate, since the seller is signing a definitive agreement to that effect.
At the time that the indemnification arrangements were negotiated and at the time that the escrow agreement was agreed upon, Cambium had no reason to believe that any amounts would be recovered from the escrow, since Cambium had no reason to believe that any of the sellers’ representations and warranties were inaccurate in any respect. The buyer had performed substantial due diligence on Cambium and there was no indication of any inaccuracy during the course of its due diligence investigation. Moreover, the buyer is an experienced private equity fund which has completed over 150 acquisitions, and has never litigated an indemnity claim in connection with any of those acquisitions. It was not until nearly a year after the transaction was closed that Cambium first discovered that the representations in the stock purchase agreement were inaccurate or gave rise to a claim under the escrow agreement.
The $20,000,000 that was returned to Cambium due to the settlement with the former shareholders of the predecessor was the result of an indemnity claim related to the embezzlement loss described in Note A. This was an event that arose prior to the acquisition, and actually continued after the acquisition until shortly before its discovery. It was not discovered, however, until slightly more than one year after the acquisition. We also point out that the settlement of the claim was not related to any specific, objective criteria but arose out of claims between the acquirer and the former owners of the acquired company, and therefore should be charged or credited to income when settled.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

The Staff has analogized this situation to the treatment of contingent consideration under SFAS No. 141, and has cited specifically to paragraphs 25, 26 and 27. We do not believe that a general escrow constitutes contingent consideration and believe that the paragraphs cited by the Staff do not apply to an escrow established as a general escrow to support representations and warranties made in an acquisition agreement. These paragraphs all focus, as they should because they relate to contingencies, on the occurrence or non-occurrence of future events. This focus is consistent with the Registrant’s position regarding the definition of contingency and the related treatment of the indemnity escrow.
Paragraph 25 of SFAS No. 141 refers to consideration issuable or transferrable upon the occurrence of “specified events or transactions in the future.” This paragraph also references escrows, but, importantly, it does so in the context of “specified events.” In the subject transaction, the embezzlement was not known at the time and was therefore unable to be specified at the time of the transaction. Thus, paragraph 25 cannot apply to the indemnity escrow.
Paragraph 26 of SFAS No. 141 refers to escrows established when a particular contingency is identified in an agreement. It also contains an exception when “the outcome of the contingency is determinable beyond a reasonable doubt.” The indemnity claim which gave rise to the escrow release in the subject transaction was not identified in the Stock Purchase Agreement. Moreover, as noted above, the release of the escrow supporting the representations and warranties is deemed beyond a reasonable doubt, because representations and warranties are assumed to be accurate when made. Thus, paragraph 26 cannot apply to the indemnity escrow.
Paragraph 27 of SFAS No. 141 refers to “contingencies based on earnings” and “contingencies based on securities prices”. The indemnity escrow was not dependent on either earnings or securities prices, but, instead, on the accuracy of historical representations and warranties. Thus, paragraph 27 cannot apply to the indemnity escrow.
We request that the Staff consider, by analogy, the accounting treatment that would apply if no escrow had been established and an indemnification claim had been made against the sellers one year after the closing. Suppose that the entirety of the purchase price were paid to the sellers at closing, and the same embezzlement were discovered and indemnity claim were asserted one year later. In that case, the outcome would have been no different from the present outcome; the sellers would have paid over the $20 million, except, perhaps, the buyer would not have had a pool of cash in an escrow account to assure its recovery of the $20 million and consequently may have been required to commence a lawsuit to collect it. We believe that under SFAS No. 141, the fact that Cambium could bring a lawsuit against the sellers for an indemnification claim would not

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

transform any portion of the consideration into “contingent consideration”; and thus the claimed amount would be included in the purchase price even if Cambium had the right, at some future date, to bring a lawsuit to compel payment of the claimed amount. The only difference between that situation and the situation involving a general escrow is that the buyer has sought to protect itself by assuring that funds are available in the event that an indemnification claim is made.
We have reviewed each instance in SFAS No. 141 in which reference is made to an escrow. We believe all of those instances relate to contingent situations which necessarily involve the transfer or return of consideration based on the occurrence or non-occurrence of specified future events. The establishment and the release of the indemnity escrow was not based on any future event, but instead upon a condition at closing—the accuracy of the representations and warranties as of the closing. Accordingly, since there was no contingency involved in the indemnity escrow release, we respectfully request that the Staff reconsider the position taken in comment 28 (comment 47 in the Staff’s October 23, 2009 letter).
29.	Also, based on our review of the disclosures that have been included in Note C, we still do not believe that it is clear as to why the indemnity escrow was included as part of the purchase price at the time that the acquisition was consummated. As requested in our prior comment, please revise Note C to clearly explain the specific terms under which the funds held under the Indemnity Escrow were to be released, and the rationale for including them in the purchase price at the time of the acquisition transaction.
Response 29: We have revised the disclosure in Note C on pages F-21 and F-22 of Amendment No. 3 as requested.
30.	In addition, please revise Note C to clearly explain why the funds held in the Indemnity Escrow were subsequently released to the VSS-Cambium Settlement Fund along with certain additional amounts contributed by the former shareholders of the predecessor in July of 2008. We do not believe that it is apparent from the disclosures in Note C that this resulted from settlement negotiations with the predecessor entity’s former shareholders’ that resulted from claims made by the Company as a result of discovering the embezzlement and related losses during 2008.
Response 30: We have revised the disclosure in Note C on page F-22 of Amendment No. 3 as requested.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

Annex E
31.	We note the limitation on reliance in the second sentence of the first paragraph on page 4 of the opinion. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Allen & Company’s belief that shareholders cannot rely upon the opinion to support any claims against Allen & Company arising under applicable state law.
Response 31: Allen & Company respectfully informs the Staff that the language in the first paragraph on page 4 of its opinion in Annex E to Amendment No. 2 does not include language to the effect that the opinion is furnished “solely” for the benefit of or “exclusively to” the Board of Directors. The absence of such language, and the wording of the opinion of Allen & Company, is intended to be in conformity with the report of the discussions between the Task Force of the Federal Regulation of Securities Committee of the American Bar Association and the Staff in 1996, as set forth in the July/August 1996 issue of Business Law Today (a copy of which is enclosed with this submission), in which it was stated that the Staff “will not object to financial adviser opinions that state that they are addressed to, furnished to, or for the use and benefit of the board of directors of the company . . . .” Allen & Company is also aware of Item II.D.1. of the Division of Corporation Finance’s Current Issues and Rulemaking Projects outline dated November 14, 2000. Allen & Company notes that the language in its opinion does not state that stockholders can or cannot rely upon such opinion and believes that its language is not a direct or indirect disclaimer of responsibility to stockholders. Allen & Company further notes that the language in its opinion specifically states that the opinion may be used by Voyager in conjunction with any filing with the Securities and Exchange Commission related to the Transaction. However, in response to the comment, Allen & Company has revised the language to add an “except as required by law” exception as follows: “This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent, except as required by law; provided, however, that this letter may be used by the Company in conjunction with any proxy mailing to Vowel Stockholders and any filing with the Securities and Exchange Commission related to the Transaction, provided that Allen has the right to review and approve any disclosure with respect to this opinion.” Please see page 4 of Annex E to Amendment No. 3.
Part II
Exhibit 8.1
32.	We note your response to our prior comment 63. Please similarly revise the last sentence of the second full paragraph of the opinion and the second half of assumption (i) of the succeeding paragraph so that counsel is only relying upon others for factual matters.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

Response 32: We have made the revisions requested by the Staff and refiled Exhibit 8.1.
33.	Please revise the first sentence of the fourth paragraph of the opinion so that the provisions considered in rendering the opinion are as in effect on the date of the effectiveness of the registration statement or please file an opinion that is dated the date of effectiveness of the registration statement.
Response 33: Based on a discussion with the Staff, we have revised the applicable sentence to delete the second half of the sentence, so that the applicable sentence now reads as follows: “In rendering this opinion letter, we have considered applicable provisions of the Code, Treasury regulations promulgated thereunder (the “Regulations”), pertinent judicial authorities, rulings of the Internal Revenue Service and such other authorities as we have considered relevant.” We have deleted the balance of that sentence, which read “...in each case, in effect on the date hereof, all of which are potentially subject to change, possibly with retroactive effect.”
Exhibit 8.2
34.	Please revise the first sentence of the fourth paragraph of the opinion to list out any, additional assumptions upon which counsel has relied upon that are not listed in the third paragraph of the opinion or delete the parenthetical.
Response 34: We have revised the applicable sentence to delete the parenthetical and refiled Exhibit 8.2.
*   *   *   *   *
As requested in the Comment Letter, in the event that Holdings requests acceleration of the effective date of the pending Registration Statement, it shall furnish a letter, at the time of such request, and shall acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Holdings from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 10, 2009

•	Holdings may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any questions concerning the enclosed matters, please do not hesitate to call Steven E. Siesser (at 212-204-8688) or Peter H. Ehrenberg (at 973-597-2350) of this office.
Very truly yours,
/s/ LOWENSTEIN SANDLER PC

cc:	U.S. Securities and Exchange Commission
Ms. Effie Simpson
Ms. Linda Cvrkel
Julie Rizzo, Esq.

Cambium Learning Group, Inc.
Mr. Scott J. Troeller

Voyager Learning Company
Mr. Richard J. Surratt
Mr. Bradley C. Almond

Perkins Coie LLP
John R. Thomas, Esq.

ESCROW AGREEMENT
     This ESCROW AGREEMENT (this “Agreement”) is made and entered into as of April 12, 2007 (the “Effective Date”), by and among VSS-Cambium Merger Corp., a Delaware corporation (“Merger Corp”), EdNewco, LLC, a Delaware limited liability company in its capacity as Sellers’ Representative under the Purchase Agreement (as defined below) (“Sellers’ Representative”), and The Bank of New York, a New York banking corporation, as the Escrow Agent (the “Escrow Agent”).
RECITALS
     A. Reference is made to (1) that certain Stock Purchase Agreement, dated as of January 29, 2007 (as amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”), by and among VSS-Cambium Holdings, LLC, a Delaware limited liability company, as purchaser (“Holdings”), Cambium Learning, Inc., a Delaware corporation (“Cambium”), and each of the stockholders of Cambium, as sellers, and (2) that certain Assignment and Assumption Agreement, dated as of March 27, 2007, by and between Holdings and Merger Corp, whereby Holdings assigned its rights and obligation as purchaser under the Purchase Agreement to Merger Corp, and Merger Corp assumed such rights and obligations. Capitalized terms used in this Agreement have the meanings given to them in the Purchase Agreement unless otherwise defined herein.
     B. Merger Corp, promptly after acquiring all of the capital stock of Cambium as contemplated by the Purchase Agreement in accordance with the terms and conditions thereof (the “Acquisition”), will file a certificate of ownership and merger with the Secretary of State of the State of Delaware to effect the merger (the “Merger”) of Merger Corp with and into Cambium, with Cambium as the surviving corporation. Upon the effectiveness of the Merger, by operation of law, the surviving corporation will succeed Merger Corp as a party to this Agreement and shall be the beneficiary of the rights of, and subject to the obligations of, Merger Corp under this Agreement and the Purchase Agreement. References hereinafter to the “Company” shall refer to Merger Corp at all times prior to the effective time of the Merger, and to Cambium, as the surviving corporation of the Merger, from and after the effective time of the Merger. The parties to the Purchase Agreement have, as of the date hereof, consummated the Acquisition.
     C. Pursuant to Section 2.5(b) of the Purchase Agreement (a copy of which section is attached in Exhibit A hereto, which contains excerpts of sections from the Purchase Agreement that are referenced herein), $1,000,000 of the purchase price shall be deposited by or on behalf of Purchaser with the Escrow Agent for purposes of the Purchase Price Escrow (together with any interest or earnings that accrue thereon, the “Purchase Price Escrow Fund”), and $20,000,000 of the purchase price shall be deposited by or on behalf of Purchaser with the Escrow Agent for purposes of the Indemnity Escrow (together with any interest or earnings that accrue thereon, the “Indemnity Escrow Fund,” and together with the Purchase Price Escrow Fund, the “Escrow Funds”).

     D. The Purchase Price Escrow Fund shall be used to support, upon completion of the Final Adjustment Schedule, adjustments to the Common-Equivalent Amount in favor of Purchaser, if any, under Section 2.6(e)(ii) of the Purchase Agreement (a copy of Section 2.6(e)(ii) of the Purchase Agreement is excerpted and attached in Exhibit A hereto).
     E. The Indemnity Escrow Fund shall be used to support the payment of the portion of the Deficit Amount, if any, that exceeds the Purchase Price Escrow Fund, and the payment of any indemnification claims of Purchaser pursuant to Articles VIII and/or IX of the Purchase Agreement (a copy of Articles VIII and IX of the Purchase Agreement is excerpted and attached in Exhibit A hereto).
     NOW, THEREFORE, in consideration of the requirements of the Purchase Agreement, the mutual promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
AGREEMENT
1. Establishment of Escrow
          (a) At the Closing, Purchaser shall deliver or cause to be delivered to the Escrow Agent $21,000,000 by wire transfer of immediately available funds. By its execution and delivery of this Agreement, the Escrow Agent acknowledges receipt thereof. Upon receipt of such amount, the Escrow Agent shall deposit $1,000,000 into the Purchase Price Escrow Fund and $20,000,000 into the Indemnity Escrow Fund.
          (b) The Escrow Agent hereby agrees to act as the Escrow Agent and to hold, safeguard and disburse the Escrow Fund pursuant to the terms and conditions hereof.
2. Investment of Funds
          (a) Promptly after the deposit of the Escrow Funds pursuant to Section 1(a) hereof, the Escrow Funds shall be invested by the Escrow Agent in Qualified Investments (as defined below) in accordance with the signed, written instructions of the Company and the Sellers’ Representative. The following shall constitute “Qualified Investments”: (i) U.S. Treasury Bills; (ii) certificates of deposit issued by any bank having a net worth in excess of $500 million; (iii) marketable direct obligations unconditionally guaranteed by the United States or issued by an agency thereof maturing no more than two years after the date on which they are purchased by the Escrow Agent; (iv) commercial paper maturing no more than one year from the date issued and, at the time acquired, having a rating of at least A-1 from Standard & Poor’s Corporation or at least P-1 from Moody’s Investment Service, Inc.; (v) money market funds that invest solely in obligations detailed above; or (vi) such other investments as the Sellers’ Representative and the Company shall mutually select in a written notice to the Escrow Agent.
          (b) The Sellers’ Representative and the Company hereby jointly direct the Escrow Agent to invest the Escrow Funds in the BNY Hamilton Money Fund Classic.

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          (c) The Escrow Agent is authorized to liquidate in accordance with its customary procedures any portion of the Escrow Funds consisting of investments to provide for payments required to be made under this Agreement.
          (d) The Escrow Agent shall be and hereby is relieved of all liability with respect to the purchasing, holding or selling of Qualified Investments in accordance with the written instructions of the parties hereto, or otherwise pursuant to Section 2(a) hereof. In the absence of the written investment instructions contemplated herein, the Escrow Agent shall be and hereby is relieved of all liability with respect to its purchasing, holding, redeeming or selling investments in accordance with Section 2(b) hereof. The Escrow Agent is and shall be under no duty to enforce the obligation of any party to furnish written investment instructions nor shall the Escrow Agent be liable to any party hereto or to any other Person for the investments purchased, held, redeemed or sold in accordance with Section 2(a), 2(b) or 2(c) hereof in the event that written investment instructions are not furnished to the Escrow Agent, unless any damages are incurred due to the gross negligence or willful misconduct of, or fraud or breach of a fiduciary duty by, the Escrow Agent.
3. Distributions from the Escrow Funds
     (a) From the Purchase Price Escrow Fund. The Escrow Agent will continue to hold the Purchase Price Escrow Fund in its possession until authorized hereunder to make distributions from time to time as indicated below. Distributions shall be made by the Escrow Agent out of the Purchase Price Escrow Fund as follows:
     (i) In accordance with Section 2.6(e)(i) of the Purchase Agreement, if the Common-Equivalent Amount calculated using Net Working Capital and Net Funded Debt as shown on the Final Adjustment Schedule is greater than the Common-Equivalent Amount calculated using the Estimated Net Working Capital Amount and the Estimated Net Funded Debt Amount, then upon receipt by the Escrow Agent of the joint written instructions of the Company and the Sellers’ Representative, substantially in the form set forth in Exhibit B hereto, the entirety of the Purchase Price Escrow Fund shall be distributed by the Escrow Agent to the Sellers’ Representative for the ratable benefit of such Sellers and the Senior Management Optionholders.
     (ii) In accordance with Section 2.6(e)(ii) of the Purchase Agreement, if the Common-Equivalent Amount calculated using Net Working Capital and Net Funded Debt as shown on the Final Adjustment Schedule is less than the Common-Equivalent Amount calculated using the Estimated Net Working Capital Amount and the Estimated Net Funded Debt Amount (such difference, the “Company Payment”), then upon the later of (x) receipt by the Escrow Agent of the written instructions of the Company, substantially in the form set forth in Exhibit C hereto, or (y) the 30th day (or such earlier date, if any, Sellers’ Representative consents to in writing) after a copy of the calculations of the Company Payment has been delivered to Sellers’ Representative by the Company if Sellers’ Representative shall not have delivered written notice of its reasonable objections to said calculations to the Escrow Agent and the Company (and if such notice has been delivered, then at such time such dispute between the Sellers’ Representative and the Company shall have been resolved as evidenced by a joint writing from the Company and

3

the Sellers’ Representative to the Escrow Agent), the amount of the Company Payment (together with any interest or earnings that accrue thereon) shall be distributed by the Escrow Agent to the Company from the Purchase Price Escrow Fund, and the amount remaining in the Purchase Price Escrow Fund, if any, after such distribution to the Company shall be distributed by the Escrow Agent to the Sellers’ Representative for the ratable benefit of the Sellers and the Senior Management Optionholders.
     (b) From the Indemnity Escrow Fund. The Escrow Agent will continue to hold the Indemnity Escrow Fund in its possession until authorized hereunder to make distributions from time to time as indicated below. Distributions shall be made by the Escrow Agent out of the Indemnity Escrow Fund as follows:
     (i) if and to the extent the amount of the Company Payment (together with any interest or earnings that accrue thereon) exceeds the Purchase Price Escrow Fund (together with any interest or earnings that accrue thereon) (such excess, the “Supplemental Adjustment”) as set forth in the written instructions of the Company delivered to the Escrow Agent in accordance with Section 3(a)(ii) above, to the Company in the amount of the Supplemental Adjustment;
     (ii) to the Company, upon the later of (x) receipt by the Escrow Agent of the written instructions of the Company, substantially in the form set forth in Exhibit D hereto, or (y) the 30th day (or such earlier date, if any, Sellers’ Representative consents to in writing) after a copy of such instructions has been delivered to Sellers’ Representative by the Company if Sellers’ Representative shall not have delivered written notice of its reasonable objections to said instructions to the Escrow Agent and the Company (and if such notice has been delivered, then at such time such dispute between the Sellers’ Representative and the Company shall have been resolved as evidenced by a joint writing from the Company and the Sellers’ Representative to the Escrow Agent);
     (iii) to the Sellers’ Representative net of the amount of any Supplemental Adjustment (after payment is made to the Company on the amount of any Tax Reimbursement Amount (as defined in Section 7)), for the benefit of the Sellers and the Senior Management Optionholders, upon receipt by the Escrow Agent of joint written instructions of the Company and the Sellers’ Representative, delivered pursuant to the terms of the Purchase Agreement, substantially in the form set forth in Exhibit E hereto;
     (iv) to the Company, following the entry of a final judgment or settlement of a court of competent jurisdiction in the Unites States of America (a “Decree”) upon the Escrow Agent’s receipt from the Company of a written notice substantially in the form set forth in Exhibit F hereto, accompanied by a copy of such Decree; and
     (v) to the Sellers’ Representative net of the amount of any Supplemental Adjustment (after payment is made to the Company on the amount of any Tax Reimbursement Amount), for the benefit of the Sellers and the Senior Management Optionholders, following a Decree, upon the Escrow’s Agent receipt from the Sellers’ Representative of a written notice substantially in the form set forth in Exhibit G hereto, accompanied by a copy of such Decree.

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4. Termination
     If not distributed in full prior to that time, the Escrow Funds shall be distributed in full to the parties entitled thereto by the later of the (i) first anniversary of the date hereof and (ii) the earlier of (x) the thirtieth (30th) day after completion and delivery to the Company of the audited financial statements for the Company and its Subsidiaries for the year ended December 31,2007 and (y) May 31,2008 (such later date as between (i) and (ii), the “Survival Date”), unless any claims under Section 2.6 or Article VIII or IX remain outstanding at such time, in which case the amount in dispute shall remain in the applicable Escrow Fund (in accordance with Section 8.4 of the Agreement), and the balance shall be distributed to the parties entitled to such funds; provided, however, that no payment made be made to the Sellers’ Representative under this Section 4 until after payment has been made to the Company on the amount of any Tax Reimbursement Amount. This Agreement shall terminate when there are no longer any funds in either of the Escrow Funds.
5. Duties of the Escrow Agent
          (a) The Escrow Agent shall not be under any duty to give the Escrow Fund held by it hereunder any greater degree of care than it gives its own similar property and shall not be required to invest any funds held hereunder except as directed in writing pursuant to this Agreement. Uninvested funds held hereunder shall not earn or accrue interest.
          (b) The Escrow Agent shall not be liable to the parties hereto for actions taken or not taken by the Escrow Agent hereunder, except to the extent such actions or inactions involved gross negligence, willful misconduct, on the part of the Escrow Agent. Except with respect to claims based upon such gross negligence, willful misconduct, that are successfully asserted and proved against the Escrow Agent, the Company and the Sellers’ Representative (the “Depositors”) shall jointly and severally indemnify and hold harmless the Escrow Agent (and any successor the Escrow Agent) from and against any and all such losses, liabilities, claims, actions, damages and expenses not arising out of the Escrow Agent’s gross negligence, willful misconduct, including reasonable attorneys’ fees and disbursements, arising out of and in connection with this Agreement or being the Escrow Agent hereunder. Without limiting the foregoing, the Escrow Agent shall in no event be liable in connection with its investment or reinvestment of any cash held by it hereunder in good faith, in accordance with the terms hereof, including, without limitation, any liability for any delays (not resulting from its gross negligence, willful misconduct) in the investment or reinvestment of the Escrow Fund, or any loss of interest incident to any such delays. In no event shall the Escrow Agent be liable (i) for any consequential, punitive or special damages or (ii) for the acts or omissions of its nominees, correspondents, designees, subagents or subcustodians selected by the Escrow Agent with reasonable care, except in each case arising out of its gross negligence, willful misconduct.
          (c) The Escrow Agent shall be entitled to conclusively rely upon and act in accordance with any order, judgment, certification, demand, notice, instrument or other writing (whether in its original form or facsimile form) delivered to it hereunder in compliance with the requirements of this Agreement without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof. The Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine

5

and may assume that the person purporting to give receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so. The Escrow Agent may conclusively presume that the undersigned representative of any party hereto which is an entity other than a natural person has full power and authority to instruct the Escrow Agent on behalf of that party unless written notice to the contrary is delivered to and received by the Escrow Agent.
          (d) The Escrow Agent may consult with and act pursuant to the advice of counsel of its own selection with respect to any matter relating to this Agreement and shall not be liable for any action taken or omitted by it in good faith in accordance with such advice.
          (e) The Escrow Agent does not have any interest in the Escrow Fund deposited hereunder but is serving as escrow holder only and having only possession thereof. Any payments of income from this Escrow Fund shall be subject to withholding regulations then in force with respect to United States taxes. The parties hereto will provide the Escrow Agent with appropriate Internal Revenue Service Forms W-9 for tax identification number certification, or non-resident alien certifications. It is understood that the Escrow Agent shall be responsible for income reporting only with respect to income earned on investment of funds which are a part of the Escrow Fund and is not responsible for any other reporting.
          (f) The Escrow Agent shall not be responsible in any respect for the form, execution, validity, value or genuineness of documents or securities deposited hereunder, or for any description therein, or for the identity, authority or rights of persons executing or delivering or purporting to execute or deliver any securities or endorsements hereunder.
          (g) The Escrow Agent shall not be called upon to advise any party as to the wisdom in selling or retaining or taking or refraining from any action with respect to any securities or other property deposited hereunder.
          (h) The Escrow Agent (and any successor the Escrow Agent) may at any time resign as such by delivering all monies and any other property remaining in the Escrow Fund (the “Escrow Property”) to any successor the Escrow Agent jointly designated by the other parties hereto in writing, or to any court of competent jurisdiction, whereupon the Escrow Agent shall be discharged of and from any and all further obligations arising in connection with this Agreement. The resignation of the Escrow Agent will take effect on the earlier of (i) the appointment of a successor (including a court of competent jurisdiction) or (ii) the day which is 30 days after the date of delivery of its written notice of resignation to the other parties hereto. Within 30 calendar days after receiving the foregoing notice of resignation from the Escrow Agent, the Company and the Sellers’ Representative shall jointly agree on and appoint a successor the Escrow Agent. If a successor of the Escrow Agent has not been appointed or has not accepted such appointment by the end of such 30-day period, the Escrow Agent may, in its sole discretion, apply at the joint expense of the Depositors, to a court of competent jurisdiction for the appointment of a successor the Escrow Agent or for other appropriate relief.
          (i) In the event of any dispute between or conflicting claims by or among the Company and the Sellers’ Representative and/or any other person or entity with respect to any Escrow Property, the Escrow Agent shall be entitled, in its sole discretion, to refuse to comply

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with any and all claims, demands or instructions with respect to such Escrow Property so long as such dispute or conflict shall continue, and the Escrow Agent shall not be or become liable in any way to the Depositors for failure or refusal to comply with such conflicting claims, demands or instructions. The Escrow Agent shall be entitled to refuse to act until, in its sole discretion, either (i) such conflicting or adverse claims or demands shall have been determined by a final order, judgment or decree of a court of competent jurisdiction, which order, judgment or decree is not subject to appeal, or settled by agreement between the conflicting parties as evidenced in a writing reasonably satisfactory to the Escrow Agent or (ii) the Escrow Agent shall have received security or an indemnity satisfactory to it sufficient to hold it harmless from and against any and all losses which it may incur by reason of so acting. The Escrow Agent may, in addition, elect, in its sole discretion, to commence an interpleader action or seek other judicial relief or orders as it may deem, in its sole discretion, necessary.
          (j) The Escrow Agent shall be entitled to receive compensation for the services to be rendered by it hereunder in the amount of $6,000 annually, payable in advance, with $7,000 to be paid on the date hereof and, if the Escrow Fund and this Agreement shall not have terminated on or prior to June 1, 2008, an additional $6,000 on such date, and thereafter on any successive June 1 on which the Escrow Fund and this Agreement shall have not terminated pursuant to Section 4 above, and to be reimbursed for all reasonable expenses, disbursements and advances incurred or made by the Escrow Agent in performance of its duties hereunder (including reasonable fees, expenses and disbursements of its counsel); provided that the Escrow Agent shall have furnished reasonable and appropriate documentation therefor. Notwithstanding the foregoing, the parties hereto acknowledge and agree that if both the Escrow Fund and this Agreement shall have terminated on June 1, 2008, as contemplated, no annual fee shall be owing to the Escrow Agent on such date or thereafter; provided, however, if the Escrow Fund is to remain in place after June 1, 2008 in order to satisfy existing or potential claims pursuant to the terms of this Agreement and the Purchase Agreement, then the $6,000 annual fee shall be payable on June 2, 2008. Such compensation and reimbursement shall be paid from the Escrow Fund; provided, further, however, that the Company shall be obligated to promptly reimburse the Sellers’ Representative for 50% of any amounts debited from the Escrow Fund in payment of the fees and expenses of the Escrow Agent.
          (k) If at any time the Escrow Agent is served with any judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process that in any way affects Escrow Fund (including but not limited to orders of attachment or garnishment or other forms of levies or injunctions or stays relating to the transfer of Escrow Fund), the Escrow Agent is authorized to comply therewith in any manner as it or its legal counsel of its own choosing reasonably deems to be appropriate; and if the Escrow Agent complies with any such judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process, the Escrow Agent shall not be liable to any of the parties hereto or to any other person or entity even though such order, judgment, decree, writ or process may be subsequently modified or vacated or otherwise determined to have been without legal force or effect.
          (l) The Escrow Agent shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Escrow Agent (including but not limited to any act or provision of any present

7

or future law or regulation or governmental authority, any act of God or war, or the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility).
          (m) Unless otherwise specifically set forth herein, the Escrow Agent shall proceed as soon as practicable to collect any checks or other collection items at any time deposited hereunder. All such collections shall be subject to the Escrow Agent’s usual collection practices or terms regarding items received by the Escrow Agent for deposit or collection. The Escrow Agent shall not be required, or have any duty, to notify anyone of any payment or maturity under the terms of any instrument deposited hereunder, nor to take any legal action to enforce payment of any check, note or security deposited hereunder or to exercise any right or privilege which may be afforded to the holder of any such security.
          (n) In the event of any ambiguity or uncertainty hereunder or in any notice, instruction or other communication received by the Escrow Agent hereunder, the Escrow Agent may, in its sole discretion, refrain from taking any action other than retain possession of the Escrow Property, unless the Escrow Agent receives written instructions, signed by all Depositors, which eliminates such ambiguity or uncertainty.
          (o) The provisions of paragraphs 5(b), 5(e) and 5(j) shall survive the termination of this Escrow Agreement or the resignation or removal of the Escrow Agent.
6. Limited Responsibility
          This Agreement expressly sets forth all the duties of the Escrow Agent with respect to any and all matters pertinent hereto. No implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall not be subject to, nor required to comply with, any other agreement between or among any or all of the Depositors or to which any Depositor is a party, even though reference thereto may be made herein, or to comply with any direction or instruction (other than those contained herein or delivered in accordance with this Escrow Agreement) from any Depositor or any entity acting on its behalf. The Escrow Agent shall not be required to, and shall not, expend or risk any of its own funds or otherwise incur any financial liability (except as provided in Section 5(b) above) in the performance of any of its duties hereunder.
7. Ownership for Tax Purposes
          For purposes of federal and other taxes based on income, the Company will be treated as the owner of the Escrow Funds and will report all income, gain, loss, credit or deduction, if any, that is earned on, or derived from or attributable to, the Escrow Funds as its income, gain, loss, credit or deduction, in the taxable year or years in which such income tax item is properly includible and pay any taxes attributable thereto; provided, however, that in order to permit the Company to satisfy its tax obligations hereunder, no later than January 31 of each calendar year for which the Company earns or derives income or gain (net of any applicable credits, losses or deduction, including, with limitation, any interest deduction available to the Company resulting from payments from the Escrow to the Sellers’ Representative) from the Escrow Funds, the Escrow Agent shall deliver to the Company an amount equal to 43% (or, if

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greater, the sum of the maximum federal, state and local rates applicable to corporate tax payers) of the amount of such income or gain reportable by the Company (the “Tax Reimbursement Amount”); provided, further, however, that immediately prior to any distribution being made to the Sellers’ Representative pursuant to Section 3(b) or 4 (an “SR Distribution”) on or after January 1, 2008, the Escrow Agent shall deliver to the Company an amount equal to the Tax Reimbursement Amount on the income or gain (net of any applicable credits, losses or deduction, including, with limitation, any interest deduction available to the Company resulting from payments from the Escrow to the Sellers’ Representative) reportable by the Company that is earned on, or derived from or attributable to (including, without limitation, any accrued and unpaid interest or other earnings on), the Escrow Funds during the taxable year in which such SR Distribution is being made from the first day of such taxable year through the date of such SR Distribution.
8. Notices
          All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of service if served personally on the party to whom notice is to be given, (b) on the day of transmission if sent via confirmed facsimile transmission to the facsimile number given below, provided a written copy of such communication is sent on the day of transmission, (c) one day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service or (iv) on the fifth day of mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to the Company:	c/o Veronis Suhler Stevenson
350 Park Avenue
New York, NY 10022
Facsimile: (212) 381-8168
Attention: Scott J. Troeller

with a copy to:	Lowenstein Sandler PC
1251 Avenue of the Americas
18th Floor
New York, NY 10020
Facsimile: (973) 597-2507
Attention: Steven E. Siesser

If to the Sellers’
Representative:	c/o Whitney & Co. LLC
130 Main Street
New Canaan, CT 06840
Facsimile: (203) 716-6122
Attention: Ransom A. Langford

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with a copy to:	Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
Facsimile: (212) 351-4035
Attention: William M. Rustum

If to the Escrow Agent, to:	The Bank of New York
101 Barclay Street, Floor 8 West
New York, NY 10286
Attn: Corporate Trust Administration
Tel: 212-815-5936
Fax: 212 815-5875/5877
or such other address as shall be furnished in writing by any party to the others.
9. Jurisdiction; Service of Process; Waiver of Jury Trial
          (a) Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement must be brought in the courts of the State of New York, County of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world. Notwithstanding the foregoing, if none of such courts has or will accept jurisdiction over such action or proceeding, the party plaintiff shall be entitled to commence the action or proceeding in any court in which jurisdiction over the parties and the subject matter can be obtained.
          (b) EACH OF THE PARTIES HERETO HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THE PERFORMANCE OF SUCH RIGHTS AND OBLIGATIONS.
10. Counterparts
          This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which, when taken together, will be deemed to constitute one and the same.

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11. Section Headings
          The headings of sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.
12. Waiver
          The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.
13. Exclusive Agreement and Modification
          This Agreement supersedes all prior agreements among the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement among the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by each of the parties hereto.
14. Governing Law
          This Agreement shall be governed by the laws of the State of New York, without regard to conflicts of law principles.
15. Assignment
          This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties hereto.
16. Miscellaneous
          (a) Each party hereto hereby represents and warrants (i) that this Escrow Agreement has been duly authorized, executed and delivered on its behalf and constitutes its legal, valid and binding obligation and (ii) that the execution, delivery and performance of this Escrow Agreement by such party do not and will not violate any applicable law or regulation.

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          (b) The invalidity, illegality or unenforceability of any provision of this Agreement shall in no way affect the validity, legality or enforceability of any other provision; and if any provision is held to be enforceable as a matter of law, the other provisions shall not be affected thereby and shall remain in full force and effect.
          (c) This Agreement shall terminate upon the distribution of all funds from the Escrow Fund.
[the remainder of this page is intentionally left blank]

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          IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

VSS-CAMBIUM MERGER CORP.
By:	/s/ Scott J. Troeller
	Name:	Scott J. Troeller
	Title:	Vice-President

EDNEWCO, LLC
By:	/s/ Ransom Langford
	Name:	Ransom Langford
Title:

Agreed to and Accepted by: THE BANK OF NEW YORK
By:	/s/ Ilona Kandarova
	Name:	Ilona Kandarova
	Title:	Assistant VP

[Signature page to Escrow Agreement]

Exhibit A
REFERENCED PORTIONS OF THE PURCHASE AGREEMENT
Section 2.5(b). At the Closing, Purchaser shall deliver the Indemnity Escrow Amount and the Purchase Price Escrow Amount by wire transfer of immediately available funds to the Escrow Agent.
Section 2.6(e)(ii). If the Common-Equivalent Amount calculated using Net Working Capital and Net Funded Debt as shown on the Final Adjustment Schedule is less than the Common-Equivalent Amount calculated using the Estimated Net Working Capital Amount and the Estimated Net Funded Debt Amount, the parties shall cause the Escrow Agent to immediately release to Purchaser from the Purchase Price Escrow Amount an amount up to such difference (such difference, the “Deficit Amount”), and, (A) if and to the extent the Deficit Amount is less than Purchase Price Escrow Amount (together with any earnings or interest thereon), the parties shall cause the Escrow Agent to immediately release for the benefit of the Sellers and the Senior Management Optionholders, pursuant to the terms of the Escrow Agreement, an amount equal to the positive difference between the Purchase Price Escrow Amount (together with any earnings or interest thereon) and the Deficit Amount, or (B) if and to the extent the Deficit Amount is greater than the Purchase Price Escrow Amount (together with any earnings or interest thereon), Purchaser shall be entitled to recover the excess amount from the Indemnity Escrow Amount (together with any accrued and unpaid interest thereon, which interest shall be deemed to accrue at the same rate that interest accrued on the Purchase Price Escrow Amount). It is understood by the parties hereto that any payment of such excess amount to Purchaser from the Indemnity Escrow Amount shall not be subject to, and shall not impact the calculation of, the Deductible.
ARTICLE VIII
INDEMNIFICATION
     Section 8.1 Survival of Representations and Warranties. Other than as set forth in this Section 8.1, the representations and warranties set forth in this Agreement or in any certificates delivered at the Closing in connection with this Agreement shall survive the Closing until the later of the (i) first anniversary of the Closing Date and (ii) the earlier of (x) the thirtieth (30th) day after completion of the audited financial statements for the Company and its Subsidiaries for the year ended December 31, 2007 and (y) May 31, 2008 (the “Survival Period”). The representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.4, 4.1 and 4.2 (collectively, the “Fundamental Representations”), together with those contained in Sections 3.11, 3.22 and 4.5, shall survive the Closing until the expiration of the applicable statutes of limitations with respect to such representations and warranties, and the representations and warranties contained in Section 3.15 shall survive until the third anniversary of the Closing Date. The covenants and agreements of the parties to be performed or complied with prior to the Closing shall not survive the Closing, and those covenants and agreements of the parties that by their terms are to be performed or complied with after the Closing shall survive for a period of 30 days following their expiration in accordance with their terms. Claims under Section 8.2(e) below may be made on or prior to the anniversary of the Closing Date specified on Schedule 8.2 opposite the description of the applicable Specified Indemnity. Notwithstanding the foregoing, any claim made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 8.1 shall survive until such claim is finally and fully resolved.

     Section 8.2 Indemnification by the Sellers. If the Closing occurs, then Purchaser and its Affiliates and their respective officers, directors, employees, agents, successors and assigns (each, a “Purchaser Indemnified Party”) shall be indemnified and held harmless by the Sellers and the Senior Management Optionholders, severally and not jointly, for and against all losses, damages, claims, costs and expenses, interest, awards, settlements, judgments, fines and penalties (including reasonable attorneys’ fees and expenses) actually suffered or incurred by them (hereinafter, a “Loss” or “Losses”), arising out of or resulting from:
     (a) the breach of any representation or warranty contained in Article III of this Agreement;
     (b) the breach of any representation or warranty made by the Sellers in Article IV of this Agreement (it being understood that among the Sellers, this indemnification obligation shall be on a several basis);
     (c) the pre-Closing breach of any covenant or agreement of the Company contained in this Agreement;
     (d) the breach of any covenant or agreement of the Sellers contained in this Agreement (it being understood that among the Sellers, this indemnification obligation shall be on a several basis);
     (e) any Losses or other obligations of the Company or any of its Subsidiaries incurred as a result of a Specified Indemnity;
     (f) any Transaction Expenses that were not included within the calculation of Common-Equivalent Amount; or
     (g) with the exception of Net Funded Debt and Net Working Capital amounts, which are covered by the true-up process in Section 2.6, and Transaction Expenses which are covered in clause (f) immediately above, any errors in the Closing Certificate that result in Losses to the Company or any Purchaser Indemnified Party.
     Section 8.3 Indemnification by Purchaser. If the Closing occurs, then the Sellers, the Senior Management Optionholders, their respective Affiliates and each of their respective officers, directors, employees, agents, successors and assigns (each, a “Seller Indemnified Party”) shall be indemnified and held harmless by Purchaser for and against all Losses arising out of or resulting from:
     (a) the breach of any representation or warranty made by Purchaser contained in Article V of this Agreement; or
     (b) the breach of any covenant or agreement by Purchaser and, after the Closing, the Company, contained in this Agreement.

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     Section 8.4 Limits on Indemnification.
          (a) No claim may be asserted nor may any Action be commenced by an indemnified party (such party, an “Indemnified Party”) against any indemnifying party hereunder (such party, an “Indemnifying Party”) pursuant to Section 8.2 or 8.3 unless written notice of such claim or Action is received by such Indemnifying Party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or Action is based ceases to survive as set forth in Section 8.1, irrespective of whether the subject matter of such claim or Action shall have occurred before or after such date.
          (b) Notwithstanding anything to the contrary contained in this Agreement:
          (i) except with respect to a claim involving a Fundamental Representation, a representation contained in Section 3.11, a Specified Indemnity or fraud, an Indemnifying Party shall not be liable for any claim for indemnification with respect to the breach of any representation or warranty unless and until the aggregate amount of indemnifiable Losses that may be recovered from the Indemnifying Party with respect to breaches of representations and warranties equals or exceeds $1,000,000 (the “Deductible”), in which case the Indemnifying Party shall be liable for all any and all such Losses in excess of the Deductible;
          (ii) except with respect to a claim involving a Fundamental Representation or fraud, the maximum aggregate amount of indemnifiable Losses that may be recovered from the Seller Indemnified Parties pursuant to Section 8.2 or Article IX below shall be $65,000,000; and
          (iii) none of the parties hereto nor any of their Affiliates shall have any liability under any provision of this Agreement for any punitive damages relating to the breach or alleged breach of this Agreement.
          (c) For all purposes of this Article VIII, Losses shall be (i) net of any insurance or other recoveries actually received by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification and (ii) reduced to take account of any net Tax benefit actually realized by the Indemnified Party resulting from the incurrence or payment of any such Loss in, prior to, or in the four years following the first taxable year in which such Loss is accrued or paid.
          (d) As security for the indemnification obligations of the Sellers under this Agreement, Purchaser, the Sellers’ Representative (on behalf of the Sellers) and the Escrow Agent shall enter into the Escrow Agreement at Closing, which, for purposes of this Article VIII, shall be funded with the Indemnity Escrow Amount. The Indemnity Escrow Amount shall be held under the Escrow Agreement until no later than the end of the Survival Period, unless a claim for indemnification has been received by the Sellers’ Representative from a Purchaser Indemnified Party prior to such time in accordance with the terms hereof, in which case an amount equal to the Losses claimed in good faith by such Purchaser Indemnified Party shall be held until the resolution of any and all such claims in accordance with the terms hereof and the

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Escrow Agreement (other than funds to be distributed to Purchaser or the Company for interest-related taxes pursuant to the terms of the Escrow Agreement). The Purchaser Indemnified Parties shall not look to recover from a Seller or a Senior Management Optionholder under this Article VIII or Article IX below unless and until the Indemnity Escrow Amount has been fully distributed and no funds remain in escrow. No Seller or Senior Management Optionholder (only as to such Person’s capacity as a Senior Management Optionholder) shall have any indemnification obligation under this Agreement that aggregates in excess of the consideration actually received by it for the sale of its Shares or the payment for its ITM Options pursuant to Article II.
     Section 8.5 Notice of Loss; Third Party Claims.
          (a) An Indemnified Party shall give the Indemnifying Party written notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, promptly after such determination (but in any event no later than the date on which the representation, warranty, covenant or agreement on which such claim is based ceases to survive as set forth in Section 8.1), stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is materially prejudiced by such failure.
          (b) If an Indemnified Party shall receive notice of any Action, audit, claim, demand or assessment (each, a “Third Party Claim”) against it which may give rise to a claim for Loss under this Article VIII, promptly after the receipt of such notice (but in any event no later than the date on which the representation, warranty, covenant or agreement on which such claim or Action is based ceases to survive as set forth in Section 8.1), the Indemnified Party shall give the Indemnifying Party written notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice, unless the Indemnified Party shall have reasonably concluded upon the good faith advice of outside legal counsel that there is a conflict of interest between the Indemnified Party and the Indemnifying Party in the conduct of the defense of such claim or demand; provided, however, in order to assume such control, the Indemnifying Party shall give notice of its intention to do so to the Indemnified Party within 15 days of the receipt of notice pursuant to this Section 8.5(b) from the Indemnified Party, and (y) shall have agreed in writing that it is obligated to indemnify the Indemnified Party pursuant to the terms of this Article VIII. If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense. The Indemnified Party shall, at the expense of the Indemnifying Party, cooperate with the Indemnifying Party and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party, and shall keep the Indemnifying Party reasonably informed as to the defense of such claim or demand. The Indemnifying Party shall have no

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indemnifying obligations with respect to any such claim or demand which shall be settled by the Indemnified Party without the prior written consent of the Indemnifying Party. The Indemnifying Party shall not settle any such claim without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld or delayed, unless such claim solely involves a claim for monetary Losses and such settlement is accompanied by a document releasing the Indemnified Party from all liability with respect to the matter in controversy.
          (c) In the event that the Indemnifying Party does not elect to (or otherwise ceases to) conduct the defense of the Third Party Claim in the manner provided in Section 8.5(b), the Indemnified Party may defend the Third Party Claim (without waiving any right to indemnity therefore) in any manner it may deem appropriate and may consent to the entry of judgment or enter into a settlement of the Third Party Claim but only with the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.
     Section 8.6 Exclusive Remedy; Mitigation. The parties hereto acknowledge and agree that following the Closing, the indemnification provisions of Section 8.2 and Section 8.3 shall be the sole and exclusive remedies of Purchaser and the Sellers for any breach by the parties hereto of the representations and warranties in this Agreement and for any failure by the parties hereto or their Affiliates, as applicable, to perform and comply with any covenants and agreements in this Agreement, except that if any of the provisions of this Agreement are not performed in accordance with their respective terms or are otherwise breached, the parties shall be entitled to seek specific performance of the terms thereof. Each party hereto shall take all reasonable steps to mitigate its Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses.
     Section 8.7 Treatment as Purchase Price Adjustment. For Tax purposes, the parties agree to treat all indemnity payments made under this Article VIII and Article IX as adjustments to the Purchase Price.
     Section 8.8 Sellers’ Representative. Each Seller hereby designates EdNewco, LLC to be the “Sellers’ Representative” to execute any and all instruments or other documents on behalf of the Sellers, and to do any and all other acts or things on behalf of the Sellers, which the Sellers’ Representative may deem necessary or advisable, or which may be required pursuant to this Agreement, the Escrow Agreement or otherwise, in connection with the consummation of the transactions contemplated hereby and the performance of all obligations hereunder at or following the Closing. Without limiting the generality of the foregoing, the Sellers’ Representative shall have the full and exclusive authority to (a) agree with the Purchaser with respect to any matter or thing required or deemed necessary by the Sellers’ Representative in connection with the provisions of this Agreement calling for the agreement of the Sellers, give and receive notices on behalf of all the Sellers, and act on behalf of the Sellers in connection with any matter as to which the Sellers are or may be obligated under this Agreement, all in the absolute discretion of the Sellers’ Representative, and (b) in general, do all things and perform all acts, including without limitation executing and delivering all agreements, certificates, receipts, consents, elections, instructions, and other instruments or documents contemplated by, or deemed by the Sellers’ Representative to be necessary or advisable in connection with, this Agreement. The Sellers shall cooperate with the Sellers’ Representative and any accountants, attorneys or other agents whom it may retain to assist in carrying out its duties hereunder. All

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decisions by the Sellers’ Representative shall be binding upon all Sellers, and no Seller shall have the right to object, dissent, protest or otherwise contest the same. The Sellers’ Representative may communicate with any Seller or any other Person concerning its responsibilities hereunder, but it is not required to do so. The Sellers’ Representative has a duty to serve in good faith the interests of the Sellers and to perform its designated role under this Agreement, but the Sellers’ Representative shall have no financial liability whatsoever to any Person relating to its services hereunder (including any action taken or omitted to be taken), except that it shall be liable for harm which it directly causes by an act of willful misconduct. The Sellers shall indemnify and hold harmless the Sellers’ Representative against any loss, expense (including reasonable attorneys’ fees) or other liability arising out of its services as the Sellers’ Representative under this Agreement, other than for harm directly caused by an act of willful misconduct. The Sellers’ Representative may resign at any time by notifying in writing Purchaser and the Sellers, provided that at such time the Sellers have named a replacement representative to serve in the Sellers’ Representative’s place.
ARTICLE IX
TAX MATTERS
     Section 9.1 Tax Indemnification. The Sellers shall indemnify and hold Purchaser and its Affiliates harmless from and against (i) all Taxes (or the non-payment thereof) of the Company and its Subsidiaries for all Taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), (ii) all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which either the Company or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (iii) all Taxes of any Person (other than the Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing. Purchaser shall indemnify and hold Sellers and their Affiliates harmless from and against all Taxes of the Company and its Subsidiaries for all Taxable periods that are not Pre-Closing Tax Periods. Notwithstanding anything to the contrary contained herein, the limitations contained in Sections 8.4(b)(ii), (c) and (d) shall apply to any indemnification obligation arising pursuant to this Section 9.1.
     Section 9.2 Straddle Period. In the case of any Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”) and any Taxable period that ends on the Closing Date, the amount of any Taxes based on or measured by income or receipts of either the Company or any of its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the day immediately prior to the Closing Date (and for such purpose, the Taxable period of any partnership or other pass-through entity in which either the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time), and the amount of other Taxes of the Company or any of its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on the close of business on the day immediately prior to the Closing Date and the denominator of which is the number of days in such Straddle Period.

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     Section 9.3 Tax Returns. All Tax Returns of the Company or the Subsidiaries not required to be filed on or before the date hereof will, to the extent required to be filed on or before the Closing Date, be filed (or caused to be filed) by the Sellers when due and will be prepared (or caused to be prepared) consistent with past practice and in accordance with all applicable Legal Requirements. The Sellers will cause to be paid by the Company or Subsidiary, as applicable, the amount of Taxes shown as due on the Tax Returns that are filed pursuant to this Section 9.3. Purchaser shall file all other Tax Returns and, subject to the Sellers’ obligation to indemnify the Purchaser pursuant to Section 9.1(i), shall pay all Taxes shown as due on such Returns; provided, however, that any Tax Return prepared and filed by Purchaser that includes any period (or portion thereof) between January 1, 2004 and the Closing Date (including a Straddle Period) (x) shall be prepared consistent with past practices of the entity for which such Tax Return is filed and in accordance with all applicable Legal Requirements and (y) shall be delivered to the Sellers for review no later than 10 days prior to filing and shall be revised to reflect any reasonable comments by the Sellers.
     Section 9.4 Amended Returns/Elections. Any amended Tax Return or claim for Tax refund with respect to the Company or Subsidiary to be filed after the Closing (i) for a Pre-Closing Tax Period shall be prepared by the Sellers and provided to Purchaser for filing and Purchaser shall promptly file such Tax Return and pay over the refund or credit as provided in Section 9.5(b) and (ii) for a Straddle Period shall be prepared and filed by Purchaser and Purchaser shall pay over the Sellers’ share of such refund or credit as provided in Section 9.5(b); provided, however, that neither such party nor its Affiliates shall file, or cause to be filed, without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned), any such amended Tax Return or claim for Tax refund or credit to the extent that (x) such filing, if accepted, is likely to increase the Tax liability of such other party (or any Affiliate such other party reasonably determines thereof) for any Tax period or (y) based on the written advice of counsel or a tax professional, there is a reasonable basis for disputing the correctness of such amended Tax Return or claim for Tax refund or credit. Purchaser shall not make an election under Section 338(g) of the Code with respect to the acquisition of the Company or the Subsidiaries without the consent of the Sellers. Purchaser shall not carryback from a taxable year or period that begins after the Closing Date any items of loss, deduction or credit, or other Tax items of the Company or any Subsidiary (or any of their respective Affiliates, including Purchaser).
     Section 9.5 Refunds or Credits.
          (a) To the extent any refunds, interest or credits with respect to Taxes of the Company or a Subsidiary are attributable to a Pre-Closing Tax Period, such refunds, interest or credits shall be for the account of the Sellers. Notwithstanding the foregoing, any such refunds, interest, credits or offsets of Taxes shall be for the account of Purchaser to the extent such refunds, interest, credits or offsets of Taxes are attributable to taxes paid in 2007 with respect to any tax period beginning on or after January 1, 2007 (and therefore are included in Net Working Capital).
          (b) To the extent that any refunds, interest or credits with respect to Taxes of the Company or a Subsidiary are attributable to a taxable year or period that begins after the Closing Date, such refunds, interest or credits shall be for the account of Purchaser. To the

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extent any refunds, interest or credits with respect to Taxes paid by the Company or a Subsidiary are attributable to a Straddle Period, such refunds, interest or credits with respect to Taxes shall be apportioned between the Sellers and the Purchaser based on the appropriate allocation method set forth in Section 9.2.
          (c) Purchaser shall forward to the Sellers or reimburse the Sellers for any refunds, interest or credits that are for the account of the Sellers as determined by this Section 9.5 within 20 Business Days from receipt thereof by Purchaser or any of its Affiliates.
     Section 9.6 Payment of Transfer Taxes. Purchaser shall pay all stamp, registration, real or personal property transfer, sales, use, documentary, notary fee or other similar Tax or charge related to the transactions contemplated by this Agreement (“Transfer Taxes”) owing in respect of the transfer of the Shares from the Sellers to Purchaser as contemplated herein. The Sellers agree to cooperate with Purchaser in the preparation of and, where required, by joining as signatory to, the Tax Returns required in connection with the foregoing Transfer Taxes.

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Exhibit B
JOINT INSTRUCTIONS—PAYMENTS PURSUANT TO SECTION 3(a)(i)
                          , 2007
The Bank of New York
101 Barclay Street, Floor 8 West
New York, New York 10286
Attn: Corporate Trust Administration
Ladies and Gentlemen:
     Reference is made to the Escrow Agreement, dated                           , 2007 (the “Escrow Agreement”), by and among Cambium Learning, Inc., a Delaware corporation, as the successor to VSS-Cambium Merger Corp. (the “Company”), EdNewco, LLC, a Delaware limited liability company in its capacity as Sellers’ Representative under the Purchase Agreement (as defined below) (“Sellers’ Representative”), and you. Capitalized terms used in this notice have the meanings given to them in the Escrow Agreement.
     Pursuant to Section 3(a)(i) of the Escrow Agreement, each of the undersigned hereby instructs you to disburse the entire amount of the Purchase Price Escrow Fund to the Sellers’ Representative, for the benefit of Sellers and the former holders of ITM Options, by wire transfer of immediately available funds to the following accounts and in the following amounts:
Amount:
Bank:
ABA No.
Acct No.
Acct. Name
Amount:
Bank:
ABA No.
Acct No.
Acct. Name

CAMBIUM, LEARNING, INC.
By:
Name:
Title:

EDNEWCO, LLC
By:
Name:
Title:

2

Exhibit C
COMPANY’S INSTRUCTIONS—PAYMENT PURSUANT TO SECTION 3(a)(ii)
[and SECTION 3(b)(i)]
                                , 2007
The Bank of New York
101 Barclay Street, Floor 8 West
New York, New York 10286
Attn: Corporate Trust Administration
Ladies and Gentlemen:
     Reference is made to the Escrow Agreement, dated                             , 2007 (the “Escrow Agreement”), by and among Cambium Learning, Inc., a Delaware corporation, as the successor to VSS-Cambium Merger Corp. (the “Company”), EdNewco, LLC, a Delaware limited liability company in its capacity as Sellers’ Representative under the Purchase Agreement (as defined below) (“Sellers’ Representative”), and you. Capitalized terms used in this notice have the meanings given to them in the Escrow Agreement.
     Pursuant to Section 3(a)(ii) of the Escrow Agreement, each of the undersigned hereby instructs you to disburse $                      (together with any interest or earnings that accrue thereon from the Effective Date to the date of disbursement) of the Purchase Price Escrow Fund (together with any interest or earnings that accrue thereon from the Effective Date to the date of disbursement) to the Company by wire transfer of immediately available funds to the following account:
Amount:
Bank:
ABA No.
Acct No.
Acct. Name
     [The undersigned further instructs you to distribute the balance of the Purchase Price Escrow Fund, if any, to the Sellers’ Representative, for the benefit of Sellers and the former holders of ITM Options, by wire transfer of immediately available funds to the following accounts and in the following amounts:
Amount:
Bank:
ABA No.
Acct No.
Acct. Name

Amount:
Bank:
ABA No.
Acct No.
Acct. Name     ]
     [Pursuant to Section 3(b)(i) of the Escrow Agreement, the undersigned hereby instructs you to disburse the Supplemental Adjustment in the amount of $                      (together with any interest or earnings that accrue thereon from the Effective Date to the date of disbursement) of the Purchase Price Escrow Fund (together with any interest or earnings that accrue thereon from the Effective Date to the date of disbursement) to the Company by wire transfer of immediately available funds to the following account:
Amount:
Bank:
ABA No.
Acct No.
Acct. Name     ]

CAMBIUM LEARNING, INC.
By:
Name:
Title:

2

Exhibit D
COMPANY’S INSTRUCTIONS—PAYMENT PURSUANT TO SECTION 3(b)(ii)
                                         , 200_
The Bank of New York
101 Barclay Street, Floor 8 West
New York, New York 10286
Attn: Corporate Trust Administration
Ladies and Gentlemen:
     Reference is made to the Escrow Agreement, dated                     , 2007 (the “Escrow Agreement”), by and among Cambium Learning, Inc., a Delaware corporation, as the successor to VSS-Cambium Merger Corp. (the “Company”), EdNewco, LLC, a Delaware limited liability company in its capacity as Sellers’ Representative under the Purchase Agreement (as defined below) (“Sellers’ Representative”), and you. Capitalized terms used in this notice have the meanings given to them in the Escrow Agreement.
     Pursuant to Section 3(b)(ii) of the Escrow Agreement, the undersigned hereby instructs you to disburse from the Indemnity Escrow Fund to the Company the sum of $                     (together with any interest or earnings that accrue thereon from the Effective Date to the date of disbursement) by wire transfer of immediately available funds to the following account:
Bank:
ABA No.
Acct No.
Acct. Name

CAMBIUM LEARNING, INC.
By:
Name:
Title:

Exhibit E
JOINT INSTRUCTION—PAYMENT PURSUANT TO SECTION 3(b)(iii)
                                             , 200_
The Bank of New York
101 Barclay Street, Floor 8 West
New York, New York 10286
Attn: Corporate Trust Administration
Ladies and Gentlemen:
     Reference is made to the Escrow Agreement, dated                                              , 2007 (the “Escrow Agreement”), by and among Cambium Learning, Inc., a Delaware corporation, as the successor to VSS-Cambium Merger Corp. (the “Company”), EdNewco, LLC, a Delaware limited liability company in its capacity as Sellers’ Representative under the Purchase Agreement (as defined below) (“Sellers’ Representative”), and you. Capitalized terms used in this notice have the meanings given to them in the Escrow Agreement.
     Pursuant to Section 3(b)(iii) of the Escrow Agreement, each of the undersigned hereby instructs you to disburse from the Indemnity Escrow Fund to the Sellers’ Representative, for the benefit of Sellers and the former holders of ITM Options (after payment has been made to the Company on the amount of any Tax Reimbursement Amount in accordance with Section 7 of the Escrow Agreement), the sum of $                     less the amount of any Supplemental Adjustment, with immediately available funds in such amount wired to the following account:
Bank:
ABA No.
Acct No.
Acct. Name

CAMBIUM LEARNING, INC.
By:
Name:
Title:

EDNEWCO, LLC
By:
Name:
Title:

Exhibit F
NOTICE OF DECREE—PAYMENT PURSUANT TO SECTION 3(b)(iv)
                                             , 200_
The Bank of New York
101 Barclay Street, Floor 8 West
New York, New York 10286
Attn: Corporate Trust Administration
Ladies and Gentlemen:
     Reference is made to the Escrow Agreement, dated                     ,       2007 (the “Escrow Agreement”), by and among Cambium Learning, Inc., a Delaware corporation, as the successor to VSS-Cambium Merger Corp. (the “Company”), EdNewco, LLC, a Delaware limited liability company in its capacity as Sellers’ Representative under the Purchase Agreement (as defined below) (“Sellers’ Representative”), and you. Capitalized terms used in this notice have the meanings given to them in the Escrow Agreement.
     Pursuant to Section 3(b)(iv) of the Escrow Agreement, the undersigned hereby instructs you to disburse from the Indemnity Escrow Fund to the Company the sum of $____ (together with any interest or earnings that accrue thereon from the Effective Date to the date of disbursement) in accordance with the Decree, a copy of which is attached hereto, with immediately available funds in such amount wired to the following account:
Bank:
ABA No.
Acct No.
Acct. Name

CAMBIUM LEARNING, INC.
By:
Name:
Title:

2

Exhibit G
NOTICE OF DECREE—PAYMENT PURSUANT TO SECTION 3(b)(v)
                                              , 200_
The Bank of New York
101 Barclay Street, Floor 8 West
New York, New York 10286
Attn: Corporate Trust Administration
Ladies and Gentlemen:
     Reference is made to the Escrow Agreement, dated____ ____, 2007 (the “Escrow Agreement”), by and among Cambium Learning, Inc., a Delaware corporation, as the successor to VSS-Cambium Merger Corp. (the “Company”), EdNewco, LLC, a Delaware limited liability company in its capacity as Sellers’ Representative under the Purchase Agreement (as defined below) (“Sellers’ Representative”), and you. Capitalized terms used in this notice have the meanings given to them in the Escrow Agreement.
     Pursuant to Section 3(b)(v) of the Escrow Agreement, the undersigned hereby instructs you to disburse from the Indemnity Escrow Fund to the Sellers’ Representative, for the benefit of Sellers and the former holders of ITM Options (after payment has been made to the Company on the amount of any Tax Reimbursement Amount in accordance with Section 7 of the Escrow Agreement), the sum of $____ in accordance with the Decree, a copy of which is attached hereto, less the amount of any Supplemental Adjustment, with immediately available funds in such amount wired to the following account:
Bank:
ABA No.
Acct No.
Acct. Name

EDNEWCO, LLC
By:
Name:
Title:

JOINT VENTURE
Section task force meets with staff of SEC
     A Task Force of the Federal Regulation of Securities Committee of the Section was appointed at the fall meeting of the committee to meet with the SEC staff to discuss issues raised by recent comment letters on fairness opinions in tender offers, mergers and going private transactions. The task force members are Chair Bruce Mann, Kenneth J. Bialkin, James H. Cheek, Joseph Armbrust Jr., Edward H. Cohen, John J. Huber, Dixie Johnson, Stanley Keller and Steven Berkenfeld.
     The task force met with the Chief of the Office of Tender Offers and the Chief Counsel of the Division of Corporation Finance on Jan. 22, 1996. The following is a summary of that discussion.
     Investment banking firms have attempted to deny “expert” status for purposes of Section 11(a)(4) in registration statements filed under the Securities Act. The staff position is that those firms are “experts” within the meaning of Section 7 of the Securities Act and must file a consent to be named in the registration statement. The staff will not object to statements in proxy statements, prospectuses and consents that the financial advisor does not admit that it is an expert for purposes of the act and will not require that the financial adviser be named in the “experts” section of a prospectus. However, the staff will object to any statement that the financial adviser denies or disclaims that it is an expert for the purposes of Section 11.
     The staff will not object to financial adviser opinions that state that they are addressed to, furnished to, or for the use and benefit of the board of directors of the company and include a statement that the opinion is not a recommendation to the shareholders with respect to the transaction. However, the staff will object to a statement in an opinion included in a proxy statement or prospectus that it is furnished “solely for the benefit of” or “exclusively to” to the board. If it is the position of the financial adviser, the staff will consider allowing the proxy statement or prospectus to indicate that the financial adviser has advised the board of directors that it does not believe that any person other than the board has the legal right under state law to rely on the opinion and, in the absence of any governing precedents, would resist any assertion otherwise by any such person.
     Members of the task force and the staff agreed that many proxy statements have provided unnecessary detail with respect to the background of the proposed transaction and that the summary disclosure requirements called for require only that material events preceding the transaction to be discussed. The staff would like to make this part of the document and the discussion of the basis for the financial adviser’s opinion more meaningful to investors. The staff and members of the task force agreed that there is an “accretion effect” of the comment process.
     In general, the staff recognized that the purpose of the section of the proxy statement that discusses the financial adviser’s opinion and underlying analysis is to set forth those factors that were considered by the financial adviser and presented to the board of directors, not to provide information for the shareholders to make their own independent decision. Thus, there is no duty in the proxy statement/prospectus for the financial adviser to describe or perform analyses that were not presented to the board. However, there may be circumstances in which the discussion of the financial adviser’s opinion should disclose that a particular type of analysis was not performed and explain the reason why it was not. There is no laundry list that must be included in each proxy statement as to what analyses were or were not performed and no discussion will be required of any method of analyses that is inapplicable to the proposed transaction.
     With respect to disclosure of projections, the staff indicated that its position may be re-examined in light of the passage of the Private Securities Litigation Reform Act. At present, the staff will ask to review the projections supplementally, unless the target company limited its disclosure of projections to its own investment banker and did not provide them to the potential acquiring company. The staff may require that a summary of those projections be included along with the material assumptions for the projections. In a Rule 13e-3 transaction, the staff generally will insist on enhanced disclosure in summary form of all projections to which the insiders have access. A decision with respect to the amount of disclosure regarding projections will be made on a case-by-case basis taking into consideration the materiality of the projections and whether those projections are consistent with street estimates. Disclosures will generally be limited to summary form, recognizing that legitimate business reasons may exist for avoiding disclosures of the details of a projection or of the assumptions underlying such projection.
     Although efforts are made to achieve consistency in comments by the various branches, differences in approach occasionally arise. If they do, or if any of the foregoing staff positions are not followed in a particular case, the staff invited counsel to call either Gregg Corso in the Office of Tender Offers (202) 942-2920, or Martin Dunn in the Office of Chief Counsel (202) 942-2900.
BUSINESS LAW TODAY July/August 1996
64